Exhibit 99.2
Cautionary statement
This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and comprises the slides for a presentation concerning Rio Tinto. By reviewing/attending this presentation you agree to be bound by the following conditions.
Forward Looking Statements
•	This presentation includes “forward-looking statements“ within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
•	Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
•	Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
•	Information about BHP Billiton included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about Rio Tinto included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by Rio Tinto.
Directors’ Responsibility Statement:
•	The Directors of Rio Tinto plc and Rio Tinto Limited accept responsibility for the information contained in this presentation, except that the only responsibility accepted in respect of information relating to BHP Billiton, which has been compiled from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Rio Tinto plc and Rio Tinto Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information.
•	Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this presentation with their consent or any person involved in the preparation of this presentation makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this presentation will be achieved.
•	Subject to any continuing obligations under applicable law, the Takeover Code, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange, Rio Tinto expressly disclaims any obligation to disseminate, after the date of this presentation, any updates or revisions to any statements in this presentation to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Rio Tinto Pilbara media visit — January 2008	2

Sam Walsh
Chief executive — Iron ore
15 January 2008

Rio Tinto Pilbara media visit — January 2008	3
Overview of today’s presentations
•	Safety

•	Global economy

•	Iron ore market

•	Growth plans

•	Financial overview

•	Global business

•	Resource position

•	Pilbara expansion projects

•	Technology

Rio Tinto Pilbara media visit — January 2008	4

Safety is core to our business

*	AIFR (all injury frequency rate) includes Lost Day Injuries, Restricted Work Day Injuries and Medical Treatment Cases per 200,000 hours worked which consists of employees, contractors and covers operations and all projects. Data includes all Rio Tinto iron ore global operations.
Source: Rio Tinto

Rio Tinto Pilbara media visit — January 2008	5
Welcome to the Pilbara
•	Commenced iron ore exports from the Pilbara region in the 1960s

•	Underpinned industrialisation of Japan and now China

•	Rio Tinto operates a world-class network of:
•	eleven mines

•	one of the largest privately owned heavy freight rail networks in Australia

•	three port facilities at two locations (Cape Lambert and Dampier)
•	Largest iron ore resource and reserve base in the Pilbara expected to sustain multiple decades of future mining

•	Integrated supply chain

•	Close to key growth markets in Asia

•	Expanding rapidly to meet very strong demand

Rio Tinto Pilbara media visit — January 2008	6

Developing world will take a bigger share of growing global economy
Source: World Bank for base 2005 data; Global Insight for growth estimates to 2025; Rio Tinto estimates for 2050 data

Rio Tinto Pilbara media visit — January 2008	7
China is forecast to double iron ore imports in the next 6 years
Source: Actual data — GTIS, CBI. Forecast data — Rio Tinto estimates

Rio Tinto Pilbara media visit — January 2008	8

Chinese steel consumption is underpinned by domestic demand
Source: China National Bureau of Statistics, Analytic Outcomes, Rio Tinto analysis

Rio Tinto Pilbara media visit — January 2008	9
Strong market outlook for iron ore is expected to continue
•	Indian iron ore exports to China are constrained:
•	Export taxes imposed

•	Domestic steel requirements are increasing
•	Iron ore imports into China are becoming increasingly attractive as:
•	the Fe grade of domestic ROM production falls; and

•	a strengthening RMB results in a lower cost of imported ore on a comparative basis
Source: GTIS, CBI, China reported statistics, Rio Tinto analysis

Rio Tinto Pilbara media visit — January 2008	10

Spot iron ore prices into China indicate significant upside
Source: CCCMC and Rio Tinto analysis (Indian exports), benchmark prices and Clarkson spot freight rates (Australia).

Rio Tinto Pilbara media visit — January 2008	11
India increasingly looks like following the well trodden path of steel intensive development
Source: IISI, World Bank, Global Insight

Rio Tinto Pilbara media visit — January 2008	12

Rail and port infrastructure positions Rio Tinto as premier supplier

Rio Tinto Pilbara media visit — January 2008	13
Demonstrated capability to deliver superior growth
Source: BHP Billiton production reports and presentations. Rio Tinto quarterly operations reviews and internal estimates.
On an attributable production basis, 1999-2007 CAGR for Rio Tinto and BHP Billiton is 13.0% and 6.4% respectively. On this basis, estimated 1999-2008 CAGR for Rio Tinto and BHP Billiton is 13.4% and 7.0% respectively.

Rio Tinto Pilbara media visit — January 2008	14

Rio Tinto Pilbara’s growth path to >300mtpa is earlier and cheaper than BHP Billiton...
Source: Rio Tinto, BHP Billiton analyst site visit presentation (October 2007), BHP Billiton capital cost estimate has been sourced from a Merrill Lynch broker report published in October 2007.

Rio Tinto Pilbara media visit — January 2008	15
Our superior infrastructure expansion options will ensure a lower cost ramp-up

	Rio Tinto expansion	BHP Billiton expansion
	from 220 to 320mtpa *	from 200 to 300mtpa*

Approvals process	• Mainly brownfield	• Greenfield

Dredging	• No channel dredging	• ~40km of channel dredging

Rail	• Some additional duplication	• Duplication of the main line

Port construction	• New stockyard and wharf	• Greenfield Outer Harbour development

*	On a 100% basis. Source: Rio Tinto, BHP Billiton October 2007 analyst site visit presentation, Document 4 in BHP Billiton’s submission to the NCC, JP Morgan broker report 31 October 2007, BHP Billiton 12 December 2007 investor presentation
Rio Tinto Pilbara media visit — January 2008

With an outstanding resource position to match
Note: Please refer to previously announced ore reserves and mineral resources in the Rio Tinto 2006 Annual report and financial statements. The targeted mineralisation is based on Rio Tinto’s exploration and production experience in the region, including an assessment of tenure areas using surface mapping, drilling results and other information. The potential mineralisation is conceptual in nature — there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will results in the determination of a mineral resource. On an attributable basis (reserves and resources only): Rio Tinto (Pilbara) 10.5 bt, BHP Billiton (Pilbara) 7.1 bt, Rio Tinto (global) 12.2 bt and BHP Billiton (global) 8.6 bt. * BHP Billiton’s announced targeted mineralisation does not include Nimba due to the lack of available information.

Rio Tinto Pilbara media visit — January 2008	17
Conceptual pathway to over 600 million tonnes per annum
Source: Rio Tinto estimates. Production on a 100% basis. For further details on phasing, in addition to this presentation, refer to slides 20, 21 and 22 of the Investor Seminar presentation dated 26 November as well as page 8 of the transcript of that presentation, both of which are available on our website www.riotinto.com.

Rio Tinto Pilbara media visit — January 2008	18

“Rio Tinto’s iron ore business is the best business in all of mining due to its low-cost operations and close proximity to the key Asian end markets.” Lehman Brothers, November 2007
•	Excellent market outlook

•	Rio Tinto’s resources and infrastructure in the Pilbara provide the capability to expand rapidly

•	Rio Tinto has articulated a roadmap to treble its global iron ore production to over 600mt per annum

Rio Tinto Pilbara media visit — January 2008	19
Alan Davies
Managing director global development and
CFO — Iron ore
15 January 2008

Rio Tinto Pilbara media visit — January 2008	20

Superior business underpinned by strong financials
Source: BHP Billiton earnings releases, Rio Tinto earnings releases.

Rio Tinto Pilbara media visit — January 2008	21
Higher capital investment
Source: BHP Billiton earnings releases, Rio Tinto earnings releases.

Rio Tinto Pilbara media visit — January 2008	22

On an EBITDA margin basis, Rio Tinto’s Pilbara operations have outperformed
Source: BHP Billiton earnings releases, Rio Tinto earnings releases.

Rio Tinto Pilbara media visit — January 2008	23
Rio Tinto has a highly competitive position on the iron ore industry cost curve
Source: Rio Tinto estimates based on CRU data (mining operating costs), Tex report (spot freight rates)

Rio Tinto Pilbara media visit — January 2008	24

The only iron ore producer with a truly global supply strategy

*	Hamersley Iron participates in the following joint ventures — Channar (Rio Tinto 60%) , Hope Downs (Rio Tinto 50%) and Bao-HI (Rio Tinto 54%)

Rio Tinto Pilbara media visit — January 2008	25
Growth in Rio Tinto’s iron ore business extends well beyond the Pilbara
•	Guinea is a major new iron ore province

•	Simandou is a large, high quality haematite deposit

•	Planning for the development of an initial 70mtpa operation with first production in 2013

•	Significant expansion options to 120mpta and 170mtpa

•	Targeted mineralisation of between 8 and 11 billion tonnes within Simandou Mining Concession

•	Proximity to the Atlantic Basin and the Middle East

•	World Bank group, through the IFC, owns 5%
Source: The target quantity and grade of mineralisation is based on an assessment of tenure areas in the region using surface mapping, drilling results and other information. The potential quantity and grade is conceptual in nature — there has been insufficient exploration to define a Mineral Resource, and it is uncertain if further exploration will result in the determination of a Mineral Resource.

Rio Tinto Pilbara media visit — January 2008	26

     Warwick Smith
Managing Director expansion projects — Iron ore
15 January 2008

Rio Tinto Pilbara media visit — January 2008	27
Rio Tinto has the best mineralisation and land position in the Pilbara
Source: Western Australian Department of Industry and Resources. Tenements identified above include 100% of joint ventures.

Rio Tinto Pilbara media visit — January 2008	28

Leading iron ore resource position in the Pilbara, supported by one of Australia’s largest drilling programmes
•	500km of drilling planned per annum from 2008 until 2012

•	Approved resources are being converted into recoverable and viable reserves

•	Supports the expansion work that is underway

•	Provides options for future growth

•	5 year commitment to spend approximately A$500 million drilling in the Pilbara

Rio Tinto Pilbara media visit — January 2008	29
Strong record of capital investment in the Pilbara

Rio Tinto Pilbara media visit — January 2008	30

Further $2.4 billion recently committed to mine developments
Brockman 4
•	22mtpa operation approved, with expansion potential to 36mtpa

•	Capital investment of $1.5 billion, which includes a rail link to the mainline track

•	Production will commence in Q1 2010, with full production of 22mtpa from 2012
Mesa A
•	25mtpa operation approved, as a partial replacement of the current Mesa J mine which is nearing the end of its mine life

•	Capital investment of $0.9 billion (Rio Tinto share $0.5 billion), which includes a 49km extension of the railway

•	Production will commence in Q1 2010, with a full production rate of 25mtpa from 2011
Hope Downs
•	Less than three years from establishing a joint venture to first shipment

•	Next expansion already underway with study approved for future growth

Rio Tinto Pilbara media visit — January 2008	31
Defined pathway for port expansion, with optionality
Source: Rio Tinto. For further details on phasing, in addition to this presentation, refer to the Investor Seminar presentation dated 26 November 2007 as well as the transcript of that presentation, both of which are available on our website.

Rio Tinto Pilbara media visit — January 2008	32

Port expansion to enable 420mtpa in the Pilbara
•	Pre-feasibility study into the expansion of the Pilbara to 320mtpa is progressing well

•	Expect to announce a decision in 2009

•	Targeting 320mtpa operating rate by 2012

•	Significant opportunity to expand Cape Lambert by a further 100mtpa, taking Pilbara total to 420mtpa

Rio Tinto Pilbara media visit — January 2008	33
Delivering on time and on budget

Rio Tinto Pilbara media visit — January 2008	34

On track to automate the Pilbara
Automation
•	Automated train operations

•	Automated trucks

•	Automated drilling

•	Continuous miners
Remote Operations Centre (ROC)
•	Successful prototype of pit and plant control from ROC in Perth

•	Trials at West Angelas and Yandicoogina

•	Extending to other sites in 2008
EPI centre
•	Collaboration in a high tech environment eg mine planning

Rio Tinto Pilbara media visit — January 2008	35
Leading iron ore producer on track for exceptional growth
•	Tangible growth options to exploit the best tenement and reserves position in the Pilbara

•	The most expandable infrastructure in the Pilbara, with outstanding growth prospects

•	Proven execution in project delivery

•	Poised for global leadership through automation and remote operation

•	High quality deposit in Guinea opens up a new iron ore province

•	Well positioned to satisfy global iron ore demand

Rio Tinto Pilbara media visit — January 2008	36